UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On June 18, 2025, NuCana plc (the “Company”) received a written notification (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive trading days, the closing bid price of its American Depositary Shares (“ADSs”) was below the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). This Notice has no immediate effect on the listing of the Company’s ADSs, which continue to trade on The Nasdaq Capital Market under the symbol “NCNA”.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has until December 15, 2025 (the “Compliance Date”) to regain compliance with the Bid Price Requirement. According to the Notice, if the closing bid price of the Company’s ADSs is least $1.00 per share for a minimum of 10 consecutive business days before the Compliance Date, Nasdaq will provide written notification that the Company has achieved compliance with the Bid Price Requirement and its ADSs will continue to be eligible for listing on The Nasdaq Capital Market.

If the Company is not able to cure the deficiency within the 180-day compliance period, or any extension that Nasdaq may grant in its sole discretion, Nasdaq will provide notice that the Company’s ADSs will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq Listing Qualifications Panel (the “Panel”). However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq to the Panel, such appeal would be successful.

The Company intends to actively monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Requirement under the Nasdaq Listing Rules.

The information in this Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Number 333-281576) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer

Date: June 20, 2025